UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               Fila Holding S.p.A.
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                       (Name of Subject Company (Issuer))

  Rizzoli Corriere della Sera MediaGroup S.p.A. (formerly known as "Holding di
                Partecipazioni Industriali S.p.A."), as Offeror
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                               Ordinary Shares(1)
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                         (Title of Class of Securities)

                                   316850 30 4
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                      (CUSIP Number of Class of Securities)

                                Giorgio Cogliati
                  Rizzoli Corriere della Sera MediaGroup S.p.A.
                               Via Angelo Rizzoli
                               20132 Milan, Italy
                              (011) 3902-258-45407
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            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee
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          Transaction valuation*                   Amount of filing fee*
              Not Applicable                           Not Applicable
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      * Pursuant to General Instruction D to Schedule TO, as this filing contains only preliminary communications made before the commencement of a tender offer, no filing fee is required.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable          Filing Party: Not Applicable

Form or Registration No.: Not Applicable        Date Filed:  Not Applicable

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(1)   In the form of American Depositary Shares representing Ordinary Shares of the Issuer.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|X|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Tender Offer Statement on Schedule TO is filed by Rizzoli Corriere della Sera MediaGroup S.p.A. ("RCS"), pursuant to General Instruction D to Schedule TO, in relation to certain pre-commencement communications by RCS.

      In connection with the announcement by Fila Holding S.p.A. ("Fila") that it has concluded the sale of the entirety of its operating business, RCS has announced that it will proceed with the offer to purchase all issued and outstanding shares of Fila not already owned by RCS, including Fila ordinary shares in the form of American Depositary Shares, and that it intends to take Fila private. RCS has not yet commenced the offer that is referred to in this communication. When RCS commences the offer, RCS will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other documents related to the offer. Holders of Fila ordinary shares in the U.S. and holders of American Depositary Shares are strongly encouraged, once the offer is commenced, to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other documents related to the offer, if and when these are made available to them because they will contain important information about the offer. RCS' Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all holders of Fila ordinary shares and American Depositary Shares in the U.S.

Item 12. Exhibits.

      (a)(1) Text of Press Release, dated June 10, 2003, issued by Rizzoli Corriere della Sera MediaGroup S.p.A.

*

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* Pursuant to General Instruction D to Schedule TO, as this filing contains only preliminary communications made before the commencement of a tender offer, no signature is required.

                                  EXHIBIT INDEX

Exhibit Number         Description
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(a)(1)                 Press Release, dated June 10, 2003, issued by Rizzoli
                       Corriere della Sera MediaGroup S.p.A.